November 3, 2004

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. O. Nicole Holden

Re:	Interep National Radio Sales, Inc.

Amended Form 8-K filed November 3, 2004

File No. 0-28395

Ladies and Gentlemen:

Reference is made to the letter, dated October 29, 2004, addressed to Interep National Radio Sales, Inc. (“Interep”), from the Securities and Exchange Commission (the “SEC”), relating to Interep’s Form 8-K filed with the SEC on October 15, 2004. Interep has filed an amended 8-K with the SEC today incorporating the SEC’s comments set forth in the letter. In addition, as requested in the SEC’s letter, the undersigned hereby acknowledges as follows:

· Interep is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

· SEC staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to such filings; and

· Interep may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me or to contact our counsel, Laurence S. Markowitz, at (212) 632-5514.

Sincerely yours,

INTEREP NATIONAL RADIO SALES, INC.

By:	/s/ WILLIAM J. MCENTEE, JR.
William J. McEntee, Jr.
Senior Vice President and Chief Financial Officer